DD
12/30/13

[redacted]

SECURI ION

13026059

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47939

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/12 (MM/DD/YY) AND ENDING 10/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eaton Vance Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two International Place
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel C. Cataldo, Vice President & Treasurer (617) 672-8952
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 1/2/14

OATH OR AFFIRMATION

I, Daniel C. Cataldo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eaton Vance Distributors, Inc., as of October 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel C. Cataldo
Signature

Vice President & Treasurer
Title

Janice Korpusik
Notary Public My commission expires: Feb. 13, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte

Eaton Vance Distributors, Inc.
(SEC I.D. NO. 8-47939)

Financial Statements and Supplemental
Schedules as of and for the year ended October 31, 2013
and Independent Auditors' Report and
Supplemental Report on Internal Control
Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

Eaton Vance Distributors, Inc.
(SEC I.D. NO. 8-47939)

Financial Statements and Supplemental
Schedules as of and for the year ended October 31, 2013
and Independent Auditors' Report and
Supplemental Report on Internal Control
Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Eaton Vance Distributors, Inc.:

We have audited the accompanying financial statements of Eaton Vance Distributors, Inc. (the "Company") (a wholly owned company of Eaton Vance Corp.), which comprise the statement of financial condition as of October 31, 2013, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence that we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eaton Vance Distributors, Inc. as of October 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As described in Note 1, the financial statements include significant transactions with affiliates and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated business.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

December 20, 2013

Eaton Vance Distributors, Inc.

Statement of Financial Condition
As of October 31, 2013

Assets		
Cash and cash equivalents	$	57,375,320
Investments at fair value		14,639,802
Deposits with clearing organization		60,689
Accounts receivable from sales of mutual fund shares		69,414
Accounts receivable from affiliates		786,289
Distribution fees and other receivables		17,559,248
Deferred income taxes		7,278,901
Prepaid expenses and other assets		649,316
Total assets	$	98,418,979
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued compensation	$	19,390,048
Accounts payable and accrued liabilities		28,542,413
Accounts payable to affiliates		1,875,970
Accounts payable for mutual fund shares sold		162,480
Other liabilities		2,624,688
Total liabilities		52,595,599
Stockholder's Equity:		
Common stock, $1 par value; 200,000 shares authorized; 20,000 shares issued and outstanding		20,000
Additional paid-in capital		42,369,095
Retained earnings		3,434,285
Total stockholder's equity		45,823,380
Total liabilities and stockholder's equity	$	98,418,979

See notes to Financial Statements.

Eaton Vance Distributors, Inc.

Statement of Income
For the Year Ended October 31, 2013

Revenue:		
Service agreement income	$	201,731,592
Service fees		119,100,306
Distribution and underwriter fees		9,161,255
Interest and other revenue		7,735,257
Total revenue		337,728,410
Expenses:		
Distribution expense		112,501,686
Service fee expense		103,201,748
Compensation and related costs		93,743,750
Other expenses		21,630,263
Total expenses		331,077,447
Income before income taxes		6,650,963
Provision for income taxes:		
Current		(4,011,753)
Deferred		1,022,317
Total provision for income taxes		(2,989,436)
Net income	$	3,661,527

See notes to Financial Statements.

Eaton Vance Distributors, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended October 31, 2013

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, November 1, 2012	20,000	$ 20,000	$ 57,304,776	$ 368,601	$ 57,693,377
Net income	-	-	-	3,661,527	3,661,527
Dividends declared	-	-	(24,404,157)	(595,843)	(25,000,000)
Stock-based compensation	-	-	7,553,185	-	7,553,185
Tax benefit of stock option exercises	-	-	1,915,291	-	1,915,291
Balance, October 31, 2013	20,000	$ 20,000	$ 42,369,095	$ 3,434,285	$ 45,823,380

See notes to Financial Statements.

Eaton Vance Distributors, Inc.

Statement of Cash Flows
For the Year Ended October 31, 2013

Cash Flows From Operating Activities:	
Net income	$ 3,661,527
Adjustments to reconcile net income to net cash used for operating activities:	
Stock-based compensation	7,553,185
Deferred income taxes	(1,022,319)
Purchase of investments	(14,638,727)
Net gain on investments	(1,075)
Changes in operating assets and liabilities:	
Deposits with clearing organization	(525)
Accounts receivable from sales of mutual fund shares	12,405
Accounts receivable from affiliates	1,378,342
Distribution fees and other receivables	(224,965)
Prepaid expenses and other assets	227,902
Accrued compensation	441,804
Accounts payable and accrued liabilities	(5,220,253)
Accounts payable to affiliates	1,835,199
Accounts payable for mutual fund shares sold	58,174
Other liabilities	(2,614,162)
Net cash used for operating activities	(8,553,488)
Cash Flows From Financing Activities:	
Excess tax benefit of stock option exercises	1,915,291
Dividends paid	(25,000,000)
Net cash used by financing activities	(23,084,709)
Net decrease in cash and cash equivalents	(31,638,197)
Cash and cash equivalents, beginning of year	89,013,517
Cash and cash equivalents, end of year	57,375,320
Supplemental Cash Flow Information:	
Cash paid for income taxes	$ 145,090

See notes to Financial Statements.

1. Summary of Significant Accounting Policies

Business and organization

Eaton Vance Distributors, Inc. (the "Company") is the principal underwriter for the regulated investment companies in the Eaton Vance family of mutual funds.

The Company is a wholly-owned subsidiary of Eaton Vance Corp. ("EVC"). Certain officers and/or directors of the Company are also officers and/or directors of EVC. Revenue is largely dependent on the total value and composition of assets under management. Accordingly, fluctuations in financial markets and in the composition of assets under management impact revenue and the results of operations.

These Financial Statements were prepared from the separate records maintained by the Company, which include significant transactions with EVC subsidiaries and are not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated company.

Basis of presentation

The preparation of the Company's Financial Statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make judgments, estimates and assumptions that affect the amounts reported in the Financial Statements and related notes to the Financial Statements. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist principally of cash in banks and short-term, highly liquid investments in bank obligations, which are readily convertible to cash. Cash equivalents have maturities of less than three months on the date of acquisition and are carried at fair value.

Investments

Investments consist of commercial paper and debt securities with original maturities ranging from three months to twenty-four months purchased in conjunction with the Company's cash management activities.

Investments are carried at fair value based on quoted market prices. Net realized and unrealized gains or losses recognized on investments are reflected as a component of interest and other revenue. The specific identified cost method is used to determine the realized gains or losses on all investments sold.

Fair value measurements

The accounting standards for fair value measurement provide a framework for measuring fair value and require expanded disclosures regarding fair value measurements. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The accounting standards

established a fair value measurement hierarchy, which requires an entity to maximize the use of observable inputs where available. This fair value measurement hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on the nature of the inputs that are significant to the fair value measurements in their entirety. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value measurement hierarchy. In such cases, an investment's classification within the fair value measurement hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Level 1 Unadjusted quoted market prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Observable inputs other than Level 1 unadjusted quoted market prices, such as quoted market prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities that are not active, and inputs other than quoted prices that are observable or corroborated by observable market data.

Level 3 Unobservable inputs that are supported by little or no market activity.

The Company recognizes any transfers between levels at the end of each fiscal year.

Fair value measurements for other financial instruments not reported at fair value are disclosed separately.

Mutual fund underwriting activities

The Company records accounts receivable from sales of mutual fund shares and accounts payable for mutual fund shares sold, as well as associated commission income and expense, on a trade-date basis.

Income taxes

The Company is included in the consolidated federal tax return of EVC. The Company computes its current and deferred tax provision in a manner that is representative of how the Company would have computed its provision had it not been included in the consolidated federal tax return of EVC.

Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities measured using rates expected to be in effect when such differences reverse. Deferred taxes relate principally to stock-based compensation and employee compensation and benefits.

Revenue recognition

The Company currently sells Eaton Vance sponsored open-end mutual funds under five primary pricing structures: front-end load commission ("Class A"); level-load commission ("Class C"); institutional no-load ("Class I," also referred to as "Institutional Shares"); retail no-load ("Class N," referred to as "Investor Shares or "Adviser Class"); and retirement plan no-load ("Class R"). Distribution and service fees for all share classes, as further described below, are calculated as a percentage of average daily assets and recorded in revenue as earned, gross of any third-party distribution and service fee payments made. Both distribution and service fees are earned daily and paid monthly. The expenses associated with third-party distribution and service fee arrangements are recorded in distribution and service fee expense, respectively, as the services are provided by the third party. These expenses are also paid monthly.

For Class A shares, the shareholder pays an underwriter commission to the Company of up to 75 basis points of the dollar value of the shares sold. Underwriter commissions are recorded in revenue at the time of sale. Under certain conditions, the Company may waive the front-end sales load on Class A shares and sell the shares at net asset value. The Company does not receive underwriter commissions on such sales. In addition, for most Class A shares the Company generally receives (and then pays to authorized firms after one year) a combined distribution and service fee of up to 30 basis points of average net assets annually.

Effective January 1, 2012, the Company suspended sales of Class B shares. Additional investment in this share class is limited to exchanges and the reinvestment of distributions by existing Class B shareholders. The Company continues to recover dealer commissions previously paid on behalf of Class B shareholders through distribution fees limited to an annual rate of 75 basis points annually of the average net assets of the Class B shares. In addition, the Company receives, and then pays to authorized firms, a service fee not to exceed 25 basis points annually of average net assets. Class B shares automatically convert to Class A shares after eight years of ownership.

For Class C shares, the shareholder pays no front-end commissions and no contingent deferred sales charges on redemptions after the first year. The Company pays a commission and the projected first year's service fees to the dealer at the time of sale, which together are capitalized and amortized over the first year. The Company receives distribution fees and service fees similar to those for Class B shares at an annual rate of up to 75 basis points and 25 basis points, respectively, of average net assets of the Class. The Company pays both the distribution fee and service fee to the dealer after one year.

Class I shares are offered at net asset value and are not subject to any sales charges, underwriter commissions, distribution fees or service fees.

Class N shares are offered at net asset value with no front-end sales charge. Class N shares pay a combined distribution and service fee up to 25 basis points of average net assets of the Class annually. The Company pays the service fee to the dealer after one year.

Class R shares are offered at net asset value with no front-end sales charge. Class R shares pay separate distribution and service fees each up to 25 basis points of average net assets of the Class annually. The Company pays the service fee to the dealer after one year.

Related party transactions

Eaton Vance Management ("EVM")

The Company has an agreement with EVM, a wholly owned subsidiary of EVC, whereby the Company has agreed to sell its right to receive revenue under distribution arrangements with certain funds in the Eaton Vance family of mutual funds in exchange for EVM's agreement to assume the costs incurred by the Company in connection with the distribution of these funds. For the year ended October 31, 2013, the revenue earned by EVM and the costs incurred by EVM under this agreement were as follows:

Revenue earned by EVM:		
Distribution fees received from investment companies	$	79,424,966
Costs incurred by EVM:		
Amortization of deferred sales commissions	$	19,517,566
Deferred sales commissions	$	17,889,283

In addition, the Company has a service agreement with EVM whereby EVM compensates the Company for distributing shares of investment companies for which EVM, or its wholly-owned subsidiary, Boston Management and Research, is the investment adviser. For its services, the Company is compensated in an

amount equal to one hundred and two percent (102%) of all of the Company's operating expenses, less the Company's operating revenue on a monthly basis. Operating revenue and operating expenses are determined in accordance with GAAP. For the year ended October 31, 2013, the Company earned $201,731,592 under this agreement, which is recorded as service agreement income in the accompanying Statement of Income. The Company had a payable due to EVM of $1,874,984 as of October 31, 2013.

Other Subsidiaries of EVC
The Company has agreements with Atlanta Capital Management Company, LLC and Parametric Portfolio Associates LLC ("Parametric"), each a majority-owned subsidiary of Eaton Vance Acquisitions, Fox Asset Management LLC, a wholly-owned subsidiary of EVC, and Parametric Risk Advisors LLC, a majority-owned subsidiary of Parametric, whereby the Company provides certain distribution services to and obtains reimbursement from these entities for actual or approximate costs. The Company earned $6,644,016 under these agreements, which is recorded as interest and other revenue in the accompanying Statement of Income. These transactions resulted in a receivable from affiliates of $786,283 at October 31, 2013.

In the ordinary course of business, the Company has transactions with EVC and other subsidiaries of EVM and EVC. These transactions resulted in a net payable to affiliates of $980 at October 31, 2013.

Hexavest, Inc. ("Hexavest")
The Company has a service agreement with Hexavest, a 49 percent equity method investee of EVM, whereby Hexavest compensates the Company for marketing expenses. For the year ended October 31, 2013, the Company earned $18,118 under this agreement, which is recorded against distribution expense in the accompanying Statement of Income. The Company had a receivable from Hexavest of $12,580 as of October 31, 2013 which is included within prepaid expenses and other assets.

Sponsored funds
Certain wholly-owned subsidiaries of EVC are investment advisors to, and have administrative agreements with, affiliated open-end and closed-end sponsored mutual funds for which certain employees of those entities are officers and/or directors. Substantially all of the services to these funds for which the Company or its affiliates earns a fee, including investment advisory, distribution, service, shareholder and administrative, are provided under contracts that set forth the services to be provided and the fees to be charged. These contracts are subject to annual review and approval by each of the funds' boards of directors or trustees. Revenue for the services provided or related to these funds for the year ended October 31, 2013 totaled $119,100,306. Included in distribution fees and other receivables at October 31, 2013 are receivables due from sponsored funds of $17,270,484.

Stock-based compensation

The Company accounts for stock-based compensation expense at fair value. Under the fair value method, stock-based compensation expense reflects the fair value of stock-based awards measured at grant date, is recognized on a straight-line basis over the relevant service period (generally five years) and is adjusted each period for anticipated forfeitures.

The fair value of each option award granted is estimated using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to dividend yield, volatility, an appropriate risk-free interest rate and the expected life of the option. Prior to October 24, 2012, the Company immediately recognized compensation expense at grant date for all awards granted to retirement-eligible employees, as defined. On October 24, 2012, the Company modified its stock-based compensation plans to remove the provisions regarding retirement-eligible employees for subsequent option grants, with the effect that immediate expense recognition is no longer applicable.

Tax benefits realized upon the exercise of stock options that are in excess of the expense previously recognized for financial reporting purposes are recorded in shareholders' equity and reflected as a financing activity in the Company's Statement of Cash Flows. If the tax benefit realized is less than the expense previously recorded, the shortfall is recorded in stockholder's equity. To the extent the expense exceeds available windfall tax benefits, it is recorded in the Company's Statement of Income and reflected as an operating activity on the Company's Statement of Cash Flows.

2. Investments

The following is a summary of investments at October 31, 2013:

Investments at fair value:		
Cash management assets	$	14,639,802
Total investments at fair value	$	14,639,802

Investments at fair value consist of cash management assets held by the Company, which include commercial paper and corporate debt securities with original maturities ranging from three months to twenty-four months.

3. Fair Value Measurements

As discussed in Note 1, accounting standards define fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The accounting standards establish a fair value measurement hierarchy that prioritizes inputs to valuation techniques and gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The following table summarizes the financial assets measured at fair value on a recurring basis and their assigned levels within the fair value measurement hierarchy at October 31, 2013:

	Level 1	Level 2	Level 3	Total
Financial assets:				
Cash equivalents	$ -	$ 2,899,865	$ -	$ 2,899,865
Investments:				
Cash management assets	-	14,639,802	-	14,639,802
Total financial assets	$ -	$ 17,539,667	$ -	$ 17,539,667

Valuation methodologies

The following describes the valuation methodologies used for financial assets measured at fair value on a recurring basis, as well as the general classification of those assets within the fair value measurement hierarchy:

Cash equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of commercial paper. The carrying amount of commercial paper is measured at fair value, generally on the basis of valuations provided by third-party pricing services, as derived from such services' pricing models. Depending on the nature of the inputs to the third-party pricing models, as discussed further below, the Company's investment in commercial paper is generally classified as Level 2 within the fair value measurement hierarchy.

Cash management assets
Cash management assets consist of commercial paper and debt obligations with original maturities from three months to twenty-four months. Debt obligations are generally valued on the basis of valuations provided by third-party pricing services, as derived from such services' pricing models. Inputs to the models may include, but are not limited to, reported trades, executable bid and asked prices, broker-dealer quotations, prices or yields of securities with similar characteristics and benchmark curves or information pertaining to the issuer, such as industry and economic events. The pricing services may use a matrix approach, which considers information regarding securities with similar characteristics to determine the valuation for a security. Depending on the nature of the inputs, cash management assets are generally classified as Level 1 or 2 within the fair value measurement hierarchy.

There were no transfers between Level 1 and Level 2 of the fair value measurement hierarchy during the year ended October 31, 2013.

4. Stock-Based Compensation Plans

The Company's stock-based compensation is offered under various EVC plans, including the 2008 Omnibus Incentive Plan as amended and restated (the "2008 Plan"), the 2013 Omnibus Incentive Plan (the "2013 Plan"), the EVC 1986 Employee Stock Purchase Plan, the EVC 2013 Employee Stock Purchase Plan (the "Qualified ESPP"), the EVC 2013 Nonqualified Employee Stock Purchase Plan (the "Nonqualified ESPP"), the EVC 1992 Incentive Plan – Stock Alternative and the EVC 2013 Incentive Compensation Nonqualified Employee Stock Purchase Plan (the "Incentive ESPP"). The Company recognized total compensation cost related to its plans as follows for the year ended October 31, 2013:

2008 Plan:		
Stock options	$	1,781,101
Restricted shares		5,300,832
1986 Employee Stock Purchase Plan		268,480
1992 Incentive Plan – Stock Alternative		202,772
Total stock-based compensation expense	$	7,553,185

The total income tax benefit recognized for stock-based compensation arrangements was $3,211,006 for the year ended October 31, 2013.

Omnibus Incentive Plans

2013 Plan

On October 22, 2013, the Board of Directors (the "Board") of EVC approved the 2013 Plan to replace the 2008 Plan. The 2013 Plan, which is administered by the Compensation Committee of the Board of EVC, allows for awards of stock options, restricted shares and phantom stock units to eligible employees and non-employee Directors. Options to purchase EVC Non-Voting Common Stock granted under the 2013 Plan expire ten years from the date of grant, vest over five years and may not be granted with an exercise price that is less than the fair market value of the stock as of the close of business on the date of grant. Restricted shares of EVC Non-Voting Common Stock granted under the 2013 Plan vest over five years and may be subject to performance goals. These performance goals generally relate to the achievement of specified levels of adjusted operating income. Phantom stock units granted under the 2013 Plan vest over two years. The 2013 Plan contains change in control provisions that may accelerate the vesting of awards. A total of 12.5 million shares of EVC Non-Voting Common Stock have been reserved for issuance under the 2013 Plan. Through October 31, 2013, no options, restricted stock or phantom stock awards have been issued pursuant to the 2013 Plan.

2008 Plan

Options to purchase EVC Non-Voting Common Stock previously granted under the 2008 Plan expire ten years from the date of grant, vest over five years and were granted with an exercise price that was not less than the fair market value of the stock as of the close of business on the date of grant. Restricted shares of EVC Non-Voting Common Stock granted under the 2008 Plan vest over five years and may be subject to performance goals. These performance goals generally relate to the achievement of specified levels of adjusted operating income. Phantom stock units granted under the 2008 Plan vest over two years. The 2008 Plan contains change in control provisions that may accelerate the vesting of awards. A total of 19.8 million shares of EVC Non-Voting Common Stock have been reserved for issuance under the 2008 Plan. Through October 31, 2013, after giving effect to certain anti-dilution adjustments made in connection with the special dividend declared and paid by EVC in December 2012, 6.0 million restricted shares and options to purchase 14.5 million shares have been issued pursuant to the 2008 Plan.

Stock Options
The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to dividend yield, volatility, an appropriate risk-free interest rate and the expected life of the option. Many of these assumptions require management's judgment. EVC's stock volatility assumption is based upon its historical stock price fluctuations. EVC uses historical data to estimate option forfeiture rates and the expected term of options granted. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant.

The weighted average fair values per share of stock options granted during the year ended October 31, 2013 using the Black-Scholes option pricing model was as follows:

Weighted-average grant date fair value of options granted	$7.62
Assumptions:	
Dividend yield	2.8% to 5.5%
Volatility	36% to 37%
Risk-free interest rate	1.2% to 2.1%
Expected life of options	7.1 years

Stock option transactions under the 2008 Plan and predecessor plans for the year ended October 31, 2013 are summarized as follows:

(share and intrinsic value figures in thousands)	**Shares**		**Weighted-Average Exercise Price**	**Weighted-Average Remaining Contractual Term (in years)**		**Aggregate Intrinsic Value**
Options outstanding, beginning of period[(1)]	2,981	$	27.83			
Granted	251		28.95			
Exercised	(750)		23.39			
Forfeited/expired	(86)		31.32			
Options outstanding, end of period	2,396	$	29.22	5.5	$	31,922
Options exercisable, end of period	1,263	$	31.53	3.7	$	14,730
Vested or expected to vest at October 31, 2013	2,351	$	29.26	5.4	$	31,234

(1) Options outstanding at the beginning of the period have been adjusted to reflect employee transfers between the Company and other wholly-owned subsidiaries of EVC during the fiscal year.

The number of shares subject to option and the weighted-average exercise price of options reflected in the table above have been adjusted pursuant to certain anti-dilution provisions of EVC's 2008 Plan and predecessor plans to reflect the effect of the $1.00 per share special dividend declared and paid in December 2012 by EVC.

Options exercised represent newly issued EVC shares. The total intrinsic value of options exercised during the year ended October 31, 2013 was $9,769,918. The total fair value of EVC options that vested during the year ended October 31, 2013 was $3,417,851.

As of October 31, 2013, there was $4,601,078 of compensation cost related to unvested options granted under the 2008 Plan and predecessor plans not yet recognized. That cost is expected to be recognized over a weighted-average period of 2.8 years.

Restricted Shares

EVC's restricted share awards are generally subject to graded vesting schedules. Compensation expense is adjusted for estimated forfeitures and is recognized on a straight-line basis over the requisite service periods underlying the awards. As of October 31, 2013, there was $11,583,853 of compensation cost related to unvested awards not yet recognized. That cost is expected to be recognized over a weighted-average period of 3.2 years. The total fair value of EVC shares that vested during the year ended October 31, 2013 was $2,819,141.

A summary of the Company's restricted share activity for the year ended October 31, 2013 under the 2008 Plan and predecessor plans is presented below:

(share figures in thousands)	**Shares**	**Weighted-Average Grant Date Fair Value**
Unvested, beginning of period	470	$ 26.44
Granted	278	29.26
Vested	(106)	26.51
Forfeited	(45)	28.31
Unvested, end of period	597	$ 27.61

Employee Stock Purchase Plans

Qualified ESPP and Nonqualified ESPP

On October 4, 2013, the Board of EVC approved the Qualified ESPP and the Nonqualified ESPP to replace the 1986 Employee Stock Purchase Plans. The Qualified and the Nonqualified ESPP, which are administered by the Compensation Committee of the Board of EVC, permit eligible employees to direct up to a maximum of $12,500 per six-month offering period toward the purchase of EVC Non-Voting Common Stock at the lower of 90 percent of the market price of EVC Non-Voting Common Stock at the beginning or at the end of each offering period. The Qualified ESPP qualifies under Section 423 of the U.S. Internal Revenue Code of 1986, as amended ("Internal Revenue Code"). A total of 0.4 million and 65,000 shares of EVC's Non-Voting Common Stock have been reserved for issuance under the Qualified ESPP and Nonqualified ESPP plans, respectively. Through October 31, 2013, no EVC Non-Voting Common Stock has been issued pursuant to the plans.

1986 Employee Stock Purchase Plan

A total of 9.0 million shares of EVC's Non-Voting Common Stock have been reserved for issuance under the 1986 Employee Stock Purchase Plan. The 1986 Employee Stock Purchase Plan qualifies under Section 423 of the Internal Revenue Code and permitted eligible employees to direct up to 15 percent of their salaries to a maximum of $12,500 per six-month offering period toward the purchase of EVC Non-Voting Common Stock at the lower of 90 percent of the market price of EVC Non-Voting Common Stock at the beginning or at the end of each six-month offering period. Through October 31, 2013, 8.2 million shares have been issued to EVC's employees pursuant to this plan.

Incentive ESPP

On October 4, 2013, the Board of EVC approved the Incentive ESPP to replace the 1992 Incentive Plan – Stock Alternative. The Incentive ESPP, which is administered by the Compensation Committee of the Board of EVC, permits employees to direct up to half of their incentive bonuses and commissions toward the purchase of EVC's Non-Voting Common Stock at 90 percent of the market price of EVC's Non-Voting Common Stock at the beginning or at the end of each quarterly offering period. A total of 0.3 million shares of EVC's Non-Voting Common Stock have been reserved for issuance under the Incentive ESPP. Through October 31, 2013, no EVC Non-Voting Common Stock has been issued pursuant to the plan.

1992 Incentive Plan – Stock Alternative

A total of 4.8 million shares of EVC's Non-Voting Common Stock have been reserved for issuance under the 1992 Incentive Plan – Stock Alternative. The 1992 Incentive Plan – Stock Alternative permits employees and officers to direct up to half of their monthly and annual incentive bonuses toward the purchase of EVC Non-Voting Common Stock at 90 percent of the average market price of the stock for the five business days subsequent to the end of the offering period. Through October 31, 2013, 3.9 million shares have been issued to EVC's employees pursuant to this plan.

5. Employee Benefit Plans

Profit Sharing and Savings Plan

EVC has a Profit Sharing and Savings Plan for the benefit of substantially all employees, including employees of the Company. The Profit Sharing and Savings Plan is a defined contribution profit sharing plan with a 401(k) deferral component. All full-time employees who have met certain age and length of service requirements are eligible to participate in the plan. The plan allows participating employees to make elective deferrals of compensation up to the plan's annual limits. The Company then matches each participant's contribution on a dollar-for-dollar basis to a maximum of $1,040 per annum. In addition, the Company may, at its discretion, contribute up to 15 percent of eligible employee compensation to the plan, up to a maximum of $37,500 per employee. The Company's expense under the plan and its predecessor plans was $3,062,010 for the year ended October 31, 2013.

6. Income Taxes

The following table reconciles the Company's effective tax rate from the U.S federal statutory tax rate to such amount for the year ended October 31, 2013:

Federal statutory rate	35.0	%
State income taxes (net of federal income tax benefit)	5.0	
Non-deductible meals and entertainment expense	9.5	
Stock-based compensation	(5.4)	
Increase associated with uncertain tax positions	4.1	
Other	(3.3)	
Effective income tax rate	44.9	%

Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities. The significant components of deferred income taxes at October 31, 2013 are as follows:

Deferred tax assets:		
Compensation and benefit expense	$	2,000,552
Stock-based compensation		5,253,615
Other		46,086
Total deferred tax asset	$	7,300,253
Deferred tax liabilities:		
Other	$	(21,352)
Total deferred tax liability	$	(21,352)
Net deferred tax asset	$	7,278,901

No valuation allowance has been recorded for deferred tax assets, reflecting management's belief that all deferred tax assets will be utilized.

7. Regulatory Requirements

The Company is subject to the U.S. Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. For purposes of this rule, the Company had net capital of $31,751,135 at October 31, 2013, which exceeded its minimum net capital requirement of $3,506,381. The Company's ratio of aggregate indebtedness to net capital at October 31, 2013 was 1.66-to-1.

8. Dividends

During the year ended October 31, 2013, the Company made a dividend payment of $25,000,000 to EVC to use for general corporate purposes. The payment did not impair the Company's ability to meet its current or anticipated net capital requirements. The dividend was paid out of retained earnings to the extent possible and the remainder, representing a return of capital, reduced additional paid-in capital.

9. Exemption from Rule 15c3-3

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3 pursuant to section K(2)(i) of that rule.

10. Major Sources of Revenue

The Company derives its revenue primarily from distribution and underwriting fees and service fees earned pursuant to underwriting and distribution agreements with regulated investment companies in the Eaton Vance family of mutual funds. There were no portfolios and related funds that provided over 10 percent of total revenue of the Company for the year ended October 31, 2013.

11. Subsequent Events

The Company evaluated subsequent events and transactions occurring after October 31, 2013 through December 20, 2013, the date these financial statements were issued. The Company is not aware of any subsequent events that would require recognition or disclosure in the Financial Statements.

*****

Eaton Vance Distributors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1
As of October 31, 2013

Capital - stockholder's equity	$	45,823,380
Deductions:		
Nonallowable assets:		
Deposits with clearing organization		60,689
Accounts receivable from affiliate		786,289
Distribution fees and other receivables		5,166,919
Prepaid expenses and other assets		636,736
Deferred tax asset		7,300,253
Total deductions		13,950,886
Net capital before haircut on securities		31,872,494
Haircuts on securities		121,359
Net capital	$	31,751,135
Aggregate indebtedness:		
Accounts payable and accrued liabilities		50,719,748
Accounts payable to affiliate		1,875,970
Total aggregate indebtedness	$	52,595,718
Minimum net capital requirement of broker or dealer (6-2/3% of aggregate indebtedness)	$	3,506,381
Excess net capital	$	28,244,754
Ratio of aggregate indebtedness to net capital		1.66

Note: No material differences exist between the above net capital computation and the Company's unaudited Form X-17A-5 Part IIA filed on November 20, 2013.

Eaton Vance Distributors, Inc.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

As of October 31, 2013

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section (k)(2)(i) of that rule.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

December 20, 2013

To the Board of Directors and Stockholders of
Eaton Vance Distributors, Inc.

In planning and performing our audit of the financial statements of Eaton Vance Distributors, Inc. (the "Company") as of and for the year ended October 31, 2013 (on which we issued our report dated December 20, 2013 and such report expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding significant transactions with affiliates), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Yours truly,

Eaton Vance
Investment Managers

Eaton Vance Distributors, Inc.
Two International Place
Boston, MA 02110
(617) 482-8260
www.eatonvance.com

December 20, 2013

SEC
Mail Processing
Section

DEC 30 2013

Washington DC
403

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Dear Sir or Madam:

Enclosed you will find the following regarding Eaton Vance Distributors, Inc. (EVD), SIPC-7 General Assessment Reconciliation and Supplemental Auditor Report under SEA Rule 17a-5(e)(4):

- Manually signed SIPC-7 General Assessment Reconciliation Form for the period of November 1, 2012 – October 31, 2013
- Manually signed Supplemental Auditor Report
- Copies of agreements as required for items reported as deductions under section 2c (8) of the Determination of SIPC Net Operating Revenues and General Assessment Form

Sincerely,

Daniel C. Cataldo

Daniel C. Cataldo
Vice President, Chief Financial Officer

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended October 31, 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-047939 FINRA Oct. 3/10/1995
Eaton Vance Distributors, Inc.
Two International Place
ATTN: Daniel C. Cataldo
Boston, MA 02110

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

617-672-8952

2. A. General Assessment (item 2e from page 2)		$ 47,603
B. Less payment made with SIPC-6 filed (exclude interest) 5/23/2013 (Date Paid)		(41,025)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		6,578
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 6,578
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 6,578	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Eaton Vance Distributors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20th day of December, 20 13.

Vice, President, Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning November 1, 2012
and ending October 31, 2013
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 337,728,410

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. (107,041,472)

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. (15,151,825)

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Affiliate service agreement income. (196,493,824)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions (318,687,121)

2d. SIPC Net Operating Revenues $ 19,041,289

2e. General Assessment @ .0025 $ 47,603

(to page 1, line 2.A.)

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To Management of
Eaton Vance Distributors, Inc.
Two International Place
Boston, MA 02110

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended October 31, 2013, which were agreed to by Eaton Vance Distributors, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Eaton Vance Distributors, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries such as cancelled checks and bank statements noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended October 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended October 31, 2013 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers such as the SIPC-7 calculation workbook noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers such as the SIPC-7 calculation workbook supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

December 20, 2013

SERVICE AGREEMENT

This Service Agreement ("Agreement") is dated as of November 1, 2009, between EATON VANCE MANAGEMENT ("EVM") and EATON VANCE DISTRIBUTORS, INC. ("EVD").

WHEREAS, EVD's principal business activity is to act as the principal underwriter or sole distributor for shares of various Eaton Vance funds ("Funds"); and

WHEREAS, as such principal underwriter or sole distributor, EVD is entitled to receive selling income in the form of sales commissions and related fees from the Funds or their shareholders, but also is obligated to incur operating expenses that may exceed its income or, if it does exceed such income, may result in profits that are insufficient to warrant its sales efforts; and

WHEREAS, EVM and certain of its affiliates provide investment management services to the Funds and receive asset based compensation for such services that is enhanced by the underwriting and distribution services provided by EVD; and

WHEREAS, EVM wishes to ensure that EVD's profitability is sufficient to support its operations;

NOW, THEREFORE, in consideration of the premises and for other due and adequate consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1. EVD will continue to provide services as principal underwriter and sole distributor to the Funds in accordance with the terms of such distribution or similar agreements as are now in effect, or may from time to time be entered into, by and between EVD and such Funds or the investment companies of which the Funds are a part. In no event shall this agreement alter or diminish EVD's duties and responsibilities to the Funds pursuant to such agreements.

2. On the 20th business day of each month (or such other day as may hereafter be agreed to between EVM and EVD) (the "Payment Date"), EVM shall pay to EVD an amount equal to: (a) 102% of EVD's operating expenses during the preceding calendar month, less (b) EVD's operating income during such preceding calendar month.

3. For purposes of this Agreement, EVD's operating expenses and operating income shall be determined in accordance with generally accepted accounting principles. EVD shall provide such computations and such records as EVM may reasonably request to evidence and support all such determinations.

4. Any and all payments to be made by EVM or EVD pursuant to this Agreement shall be made on the Payment Date in such manner as may be agreed upon by the parties.

5. Unless earlier terminated by the mutual, written consent of EVD and EVM, this Agreement shall remain in effect until the later of 30 days following delivery of a termination notice to the non-terminating party.

6. This Agreement shall be governed by the laws of The Commonwealth of Massachusetts and shall be binding upon, and inure to the benefit or, the parties hereto and their respective permitted assigns. Neither party shall assign its rights or obligations under this Agreement without the consent of the other party except in connection with any merger, consolidation or sale or disposition of all or substantially all of the assets of the assigning party with or to another entity. This Agreement constitutes the entire agreement among the parties concerning the subject matter hereof and supersedes any prior agreements among the parties relating to the subject matter hereof.

7. This Agreement shall be reviewed annually and the District Office of the Financial Industry Regulatory Authority shall be notified of any changes or amendments to this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers, or other authorized signatories as of the date first above written.

EATON VANCE MANAGEMENT

By: ______________________
Robert J. Whelan
Vice President & Treasurer

EATON VANCE DISTRIBUTORS, INC.

By: ______________________
Daniel C. Cataldo
Vice President & Treasurer